EXHIBIT  3.01

                        SECOND AMENDMENT TO THE COMPANY'S
                           AMENDED AND RESTATED BYLAWS

            On November 9, 2007, at a regularly scheduled meeting, the Company's Board of Directors amended the Company's Amended and Restated Bylaws (effective immediately) so as to add a new Section 9.1A, which shall follow Section 9.1 of the Bylaws and shall precede Section 9.2 of the Bylaws and which shall read in its entirety as follows:

"9.1A. Uncertificated Shares. The Board of Directors of the Company may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. The issuance of uncertificated shares shall have no effect on existing certificates for shares until surrendered to the Company, or on the respective rights and obligations of the stockholders. Unless otherwise provided by a specific statute, the rights and obligations of stockholders shall be identical whether or not certificates represent their shares of stock. Within a reasonable time after the issuance or transfer of shares without certificates, the Company shall send the stockholder a written statement containing the information required on actual stock certificates as specified herein or by applicable law. At least annually thereafter, the Company shall provide to its stockholders of record, a written statement confirming the information contained in the informational statement previously sent pursuant to this section."